September 22, 2005

Mr. Don Walker

Senior Assistant

Chief Accountant

Securities and Exchange Commission

Washington, DC 20549

Re:          Citizens Bancshares Corporation

Form 10-K for the Fiscal Year Ended December 31, 2004

Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005

File No.:  000-14535

Dear Mr. Walker:

We are responding to the additional comments received from your office by letter dated September 8, with respect to the above-referenced periodic reports.  We have responded to each of your comments below.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 8 – Income Taxes, page 61

Question:

“We note your supplement response to comment 1 of our letter dated August 16, 2005.  Please provide us with a full analysis comparing and explaining the differences between the information contained in your Form 10-K for the fiscal year ended December 31, 2004 and what was uncovered by your auditors to demonstrate a valuation allowance was not needed as of December 31, 2004.”

Response:

As discussed in our initial response, management anticipated adjustments to the valuation allowance for State tax loss carryforwards, but did not know the extent of the other necessary deferred tax asset and liability adjustments as of the filing of our 10-K for December 31, 2004.  Therefore, management took a conservative posture by not eliminating any of the valuation allowance of $975,000 before determining the total impact of other potential deferred tax adjustments.  Since the net effect of all of the adjustments relating to the deferred tax components resulted in an increase in reported income of only $84,000, management concluded that this amount was immaterial to the consolidated financial statements as of December 31, 2004.

The following table summarizes the differences between the information contained in our Form 10-K for the fiscal year ended December 31, 2004 and the results of our auditors’ analysis.

INCOME TAXES TABLE

The cumulative tax effects of temporary differences that give rise to significant amounts of deferred tax assets and deferred tax liabilities are presented below:

	2004 Restated	2004 As Filed
Deferred tax assets:
Net operating losses and credits	$790,081	$896,196
Loans, principally due to difference in allowance for loan losses and deferred loan fees	271,403	1,090,790
Nonaccrual loan interest	56,509	56,509
Postretirement benefit accrual	415,245	415,245
Premises and equipment	—	66,079
Loan origination fee income	232,427	—
Net unrealized loss on securities available for sale	17,326	17,326
Other	241,462	263,994
Gross deferred tax asset	2,024,453	2,806,139
Valuation allowance	—	(974,708)
Total deferred tax assets	2,024,453	1,831,431
Deferred tax liabilities:
Purchased loan discount	217,920	480,000
Premises and equipment	350,259	—
Other	480,116	459,071
Total deferred tax liabilities	1,048,295	939,071
Net deferred tax assets	$976,158	$892,360

DESCRIPTION OF CHANGES

Deferred Tax Asset Items

•                  Net operating losses and credits – This line item was adjusted to reflect the results of the amended tax returns for the tax years ended 2001, 2002 and 2003 as filed on September 15, 2005.

•                  Loans – This deferred tax item was adjusted primarily for the change in the allowance for loan losses method used in the 2003 merger.  In 2003, Citizens Bancshares Corporation’s wholly owed subsidiary acquired Citizens Federal Savings Bank.

•                  Premises and equipment – Premises and equipment was adjusted to reflect bonus depreciation (Code Section 168(k)) not taken on the original tax return for the tax years ended 2001, 2002 and 2003.  The bonus depreciation was taken on amended tax returns filed on September 15, 2005.

•                  Loan origination fee income – There was a discrepancy in the carryforward schedule of deferred tax assets prepared by our prior accountants.  The detailed carryforward amounts listed in their workpapers were not brought forward to the summary deferred tax asset schedule in their workpapers.   The resulting adjustment was made in the amended tax returns filed on September 15, 2005.

•                  Other – Minor differences

Deferred Tax Liability Items

•                  Purchased loan discount –The deferred tax liability associated with loans purchased at a discount was adjusted to reflect the treatment as reported in the amended tax returns filed for 2000, 2001, 2002, and 2003.

•                  Other – Minor differences

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Management’s Discussion and Analysis – Investment Securities, page 13

Question:

“We note your supplemental response to comment 2 of our letter dated August 16, 2005.  In view of the continuing decline of your agency preferred securities and fact they have no maturity date, please tell us your expected period of time sufficient for a recovery of fair value and how you determined your projections as of December 31, 2002, 2003 and 2004.”

Response:

The agency preferred securities are obligations issued by U.S. Government Sponsored Enterprises, Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac).  While government agency preferred securities are not backed by the full faith and credit of the U.S. Government, they have credit lines with the U.S. Treasury and are afforded the highest credit ratings.  The characteristics of the agency preferred securities the Company purchased are similar to a floating rate municipal bond in that:

•                  They are callable.

•                  The interest income (dividends) earned is paid quarterly and is 70 percent deductible from taxable income.  As a result, this investment is evaluated on a tax-equivalent basis.

•                  The interest rates float based on the two year treasury (CMT).  Therefore, its fair value is directly correlated to the movement of interest rates.

INTEREST RATE RISK

When management evaluated the decline in the fair value of the agency preferred securities as of December 31, 2002, 2003 and 2004, it considered the decline in fair value to be interest rate related and temporary.  (Please refer to the graphs provided in our initial response which support our conclusion).  Since the purchase of the preferred securities in 2000 and 2001, short-term rates have fallen significantly and were at historically low levels.  As a result, the yield of the agency preferred securities repriced to reflect the lower rate environment, negatively impacting their fair value.

Given that the fair value of the agency preferred securities are directly correlated to the movement of interest rates, management felt that the fair value of the agency preferred securities would recover during a normal interest rate cycle.  Management considered a normal interest rate cycle to be between five and seven years.  Historically, in a rising rate environment, floating rate debt outperforms fixed rate investments because as interest rates rise, interest income increases resulting in a higher fair value.

The Federal Reserve Bank has boosted interest rates 10 times since June 2004, lifting the benchmark short-term rate from a historical low of 1 percent to 3.5 percent, the highest level in four years.  However, at June 20, 2005, one year after interest rates started to rise and approximately five years after their purchase, the expected recovery in our agency preferred securities did not occur to the extent management anticipated.

CREDIT RISK

Management is now of the opinion that the agency preferred securities will not recover its fair value even if interest rates continue to increase for the next two years because of the negative financial concerns regarding Fannie Mae and its business operations which has affected the credit quality of the agency preferred securities.  On August 9, 2005, Fannie Mae advised that it will miss another Securities and Exchange Commission’s (SEC) filing deadline, and advised that it is unlikely to be in compliance with the New York Stock Exchanges’ listing rules for failing to file its 2004 Annual Report by December 16, 2005.  Also, Standard & Poor’s has indicated that it may lower Fannie Mae’s credit rating due to the ongoing filing delays. These key developments occurred prior to the filing of our June 30, 2005 10-Q.  After consideration of these developments, management concluded that the decline in fair value of the agency preferred securities was no longer an interest rate issue but a credit quality issue as of June 30, 2005.

CONCLUSION

Management followed the official guidance of SFAS No. 115 and the SEC Staff Accounting Bulletin #59 in its accounting treatment of the equity preferred securities.  Accordingly, management concluded that an other-than-temporary impairment has occurred in its agency preferred securities, and that a write-down of the securities to market value as of June 30, 2005 was appropriate.

The Citizens Bancshares Corporation, hereby, acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  If you have any questions, please call us at (404) 653-2800.

Sincerely,

/s/ James E. Young
Chief Executive Officer
Citizens Bancshares Corporation

/s/ Samuel J. Cox
Chief Financial Officer
Citizens Bancshares Corporation